                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment One)*

                         Sunoco Logistics Partners, L.P.
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                                (Name of Issuer)

                                  Common Units
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                         (Title of Class of Securities)

                                    86764L108
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                                 (CUSIP Number)

                                 August 4, 2005
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 (the "Act") or otherwise subject to the liabilities of that section of the
Act, but shall be subject to all other provisions of the Act (however, see the
Notes).

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CUSIP No.     86764L108
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-------------------- -----------------------------------------------------------

         1           NAME OF REPORTING PERSON
                     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                     Tortoise Capital Advisors LLC (22-3875939)
-------------------- -----------------------------------------------------------

         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     (a) [    ]

                     (b) [ X  ]

                     (See Instructions)
-------------------- -----------------------------------------------------------

         3           SEC USE ONLY

-------------------- -----------------------------------------------------------

         4           CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware

-------------------- ------------- ---------------------------------------------

                          5        SOLE VOTING POWER
 NUMBER OF SHARES
BENEFICIALLY OWNED                 0
 BY EACH REPORTING
      PERSON
       WITH:         ------------- ---------------------------------------------

                          6        SHARED VOTING POWER

                                   1,751,035 (see Item 4)
                     ------------- ---------------------------------------------

                          7        SOLE DISPOSITIVE POWER

                                   0
                     ------------- ---------------------------------------------

                          8        SHARED DISPOSITIVE POWER

                                   1,814,058 (see Item 4)
-------------------- ------------- ---------------------------------------------

         9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,814,058 (see Item 4)

-------------------- -----------------------------------------------------------

        10           CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
                     SHARES (See Instructions)

                      Not Applicable

-------------------- -----------------------------------------------------------

        11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     10.6%

-------------------- -----------------------------------------------------------

        12           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                     IA

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--------------------------------------------------------------------------------
CUSIP No.     86764L108
--------------------------------------------------------------------------------

-------------------- -----------------------------------------------------------

         1           NAME OF REPORTING PERSON
                     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                     Tortoise Energy Infrastructure Corporation (20-0384222)
-------------------- -----------------------------------------------------------

         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     (a) [    ]
                     (b) [ X  ]

                     (See Instructions)

-------------------- -----------------------------------------------------------

         3           SEC USE ONLY

-------------------- -----------------------------------------------------------

         4           CITIZENSHIP OR PLACE OF ORGANIZATION

                     Maryland

-------------------- ------------- ---------------------------------------------

                          5        SOLE VOTING POWER
 NUMBER OF SHARES
BENEFICIALLY OWNED                 0
 BY EACH REPORTING
      PERSON
       WITH:         ------------- ---------------------------------------------

                          6        SHARED VOTING POWER

                                   934,625 (see Item 4)

                     ------------- ---------------------------------------------

                          7        SOLE DISPOSITIVE POWER

                                   0

                     ------------- ---------------------------------------------

                          8        SHARED DISPOSITIVE POWER

                                   934,625 (see Item 4)

-------------------- -----------------------------------------------------------

         9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     934,625 (see Item 4)

-------------------- -----------------------------------------------------------

        10           CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
                     SHARES (See Instructions)

                     Not Applicable

-------------------- -----------------------------------------------------------

        11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     5.5%

-------------------- -----------------------------------------------------------

        12           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                     IV
-------------------- -----------------------------------------------------------

Item 1(a) Name of Issuer:

     Sunoco Logistics Partners, L.P.

Item 1(b) Address of Issuer's Principal Executive Offices:

     1735 Market Street; Philadelphia PA 19103-7583

Item 2(a) Name of Persons Filing:

     This 13G is being  jointly  filed  by  Tortoise  Capital  Advisors  LLC,  a
Delaware limited liability company ("TCA"),  and Tortoise Energy  Infrastructure
Corporation, a Maryland corporation ("TYG").

     TCA and TYG have entered into an  Agreement  Regarding  Joint Filing of 13G dated  August  31,  2005 (the  "Agreement")  pursuant  to which TCA and TYG have agreed  to file this 13G  jointly  in  accordance  with the  provisions  of Rule
13d-1(k)(1)  of the Securities  Exchange Act of 1940, as amended (the "Act").  A copy of the Agreement is attached hereto as Exhibit A.

Item 2(b) Address of Principal Business Office or, if None, Residence:

     The principal  business  address of both TCA and TYG is 10801 Mastin Blvd.,
Suite 222, Overland Park, Kansas 66210.

Item 2(c) Citizenship:

     TCA  is a  Delaware  limited  liability  company  and  TYG  is  a  Maryland corporation.

Item 2(d) Title of Class of Securities:

     Common Units

Item 2(e) CUSIP Number:

     86764L108

Item 3 The Reporting Person is:

     TCA is an investment adviser in accordance with ss.  240.13d-1(b)(1)(ii)(E)
and TYG is an investment  company  registered  under Section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8).

Item 4 Ownership:

     TCA acts as an investment  advisor to TYG, a closed-end  investment company registered  under the Act.  TCA, by virtue of an Investment  Advisory  Agreement with TYG, has all investment and voting power over securities owned of record by
TYG. However,  despite its delegation of investment and voting power to TCA, TYG may be deemed to be the  beneficial  owner  under Rule 13d-3 of the Act,  of the securities it owns of record because it has the right to acquire  investment and voting power through termination of the Investment Advisory Agreement. Thus, TCA and TYG have  reported that they share voting power and  dispositive  power over the  securities  owned of record by TYG. In addition to acting as an  investment advisor  to TYG,  TCA also acts as an  investment  advisor  to  Tortoise  Energy
Capital  Corporation,  a closed-end  investment company registered under the Act
("TYY").  TCA, by virtue of an Investment  Advisory  Agreement with TYY, has all investment  and voting power over  securities  owned of record by TYY.  However, despite its  delegation of investment and voting power to TCA, TYY may be deemed to be the  beneficial  owner under Rule 13d-3 of the Act, of the  securities  it owns of record  because it has the right to acquire  investment and voting power through termination of the Investment Advisory Agreement. Thus, TCA has reported that it shares voting power and dispositive  power over the securities  owned of record  by TYY.  TCA also  acts as an  investment  advisor  to  certain  managed accounts.  Under contractual  agreements with individual  account holders,  TCA, with respect to the securities held in the managed  accounts,  shares investment and voting  power with  certain  account  holders,  and has no voting  power but shares  investment power with certain other account  holders.  TCA may be deemed the  beneficial  owner of the securities  covered by this  statement  under Rule
13d-3 of the Act.  None of the  securities  listed  below are owned of record by
TCA, and TCA disclaims any beneficial interest in such shares.

A.   Tortoise Capital Advisors

     (a)  Amount beneficially owned: 1,814,058

     (b)  Percent of class: 10.6%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: 0

          (ii) Shared power to vote or direct the vote: 1,751,035

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:
               1,814,058

B.   Tortoise Energy Infrastructure Corporation

     (a)  Amount beneficially owned: 934,625

     (b)  Percent of class: 5.5%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: 0

          (ii) Shared power to vote or direct the vote: 934,625

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv) Shared power to dispose or to direct the disposition of: 934,625

Item 5 Ownership of Five Percent or Less of a Class:

     Not Applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

     Not Applicable

Item 7 Identification  and  Classification  of the Subsidiary Which Acquired the
       Security Being Reported on By the Parent Holding Company:

     Not Applicable

Item 8 Identification and Classification of Members of the Group:

     Not Applicable

Item 9 Notice of Dissolution of Group:

     Not Applicable

Item 10 Certification:

     By signing  below I certify  that,  to the best of my knowledge and belief, the  securities  referred  to above were not  acquired  and are not held for the purpose of or with the effect of  changing  or  influencing  the  control of the issuer of the  securities  and were not acquired and are not held in  connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Dated:   August 31, 2005

                                      Tortoise Capital Advisors LLC

                                      By:     /s/ Terry Matlack
                                          --------------------------------------
                                      Title:  Managing Director
                                             -----------------------------------

                                      Tortoise Energy Infrastructure Corporation

                                      By:     /s/ David J. Schulte
                                          --------------------------------------
                                      Title:  CEO
                                            ------------------------------------

                                                                        Exhibit A

                  AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

  The undersigned hereby agree as follows:

     (i) Each of them is individually  eligible to use the Schedule 13G to which this  Exhibit is attached,  and such  Schedule 13G is filed on behalf of each of them; and

     (ii) Each of them is responsible for the timely filing of such Schedule 13G and any  amendments  thereto,  and  for the  completeness  and  accuracy  of the information  concerning  such  person  contained  therein;  but  none of them is responsible for the  completeness or accuracy of the information  concerning the other  persons  making the filing,  unless  such  person  knows or has reason to believe that such information is inaccurate.

Dated:   August 31, 2005

                                   Tortoise Capital Advisors LLC

                                   By:     /s/ Terry Matlack
                                       -----------------------------------------
                                   Title:  Managing Director
                                          --------------------------------------

                                   Tortoise Energy Infrastructure Corporation

                                   By:     /s/ David J. Schulte
                                       -----------------------------------------
                                   Title:  CEO
                                          --------------------------------------